Exhibit 99.1

March 9, 2023

Vancouver, British Columbia

Designated News Release

FOURTH QUARTER AND FULL YEAR FINANCIAL RESULTS

Wheaton Precious Metals Generates Strong Cash Operating Margins in 2022

“Wheaton’s portfolio of long-life, low-cost assets delivered over $1 billion in revenue and over $740 million in operating cash flow in 2022. This strong financial performance reflects the resiliency of Wheaton’s streaming business model, which delivers amongst the highest margins in the precious metals space. Even in the current inflationary environment, Wheaton averaged 75% cash operating margins in 2022,” said Randy Smallwood, President and Chief Executive Officer of Wheaton Precious Metals. “In addition, Wheaton took strategic steps forward by optimizing the portfolio, adding four new streams and making sector-leading commitments on the sustainability front. With one of the strongest balance sheets in the industry, we enter 2023 exceptionally well-positioned to deliver long-term shareholder value through the significant organic growth profile already embedded in the portfolio as well as through additional accretive acquisitions.”

Solid Financial Results and Strong Balance Sheet

•	Fourth Quarter of 2022: $236 million in revenue, $172 million in operating cash flow, $166 million in net earnings and $104 million in adjusted net earnings[1]

•	Full Year of 2022: $1,065 million in revenue, $743 million in operating cash flow, $669 million in net earnings and $505 million in adjusted net earnings[1]

•	A cash balance of $696 million and no debt as at December 31, 2022

•	Undrawn US$2 billion revolving credit facility with a July 18, 2027 maturity date

•	Declared a quarterly dividend[1] of $0.15 per common share

High Quality Asset Base

•	Streaming agreements on 20 operating mines and 12 development projects

•	93% of attributable production from assets in the lowest half of their respective cost curves[2],[3]

•	30 years of mine life based on Proven and Probable Mineral Reserves and potential additional mine life from mineral resource conversion and exploration2,[4]

•	Attributable gold equivalent production of 148,300 ounces in the Fourth Quarter of 2022 and 638,100 for the Full Year of 2022

•	Average annual production for the ten-year period ending December 31, 2032, is expected to be approximately 850,000 gold equivalent ounces (“GEOs”)2,3,[5]

•	Completed the previously disclosed termination of the Yauliyacu precious metal purchase agreement (“PMPA”), resulting in a $51 million gain on the disposition in the fourth quarter

Leadership in Sustainability

•	Top Rankings: #1 out of 114 precious metals companies and Global Top 50 out of over 15,000 multi-sector companies by Sustainalytics, AA rated by MSCI, and Prime rated by ISS

•	Commitment to Net-Zero Carbon Emissions by 2050 supported by interim targets covering all material emissions including Scope 3

•	Established a sustainability linked element in connection with the revolving credit facility

•	Recognized as one of the Best 50 Corporate Citizens in Canada by Corporate Knights

Operational Overview

(all figures in US dollars unless otherwise noted)	Q4 2022	Q4 2021	Change	2022	2021	Change
Units produced
Gold ounces	70,099	87,296	(19.7)%	286,805	341,521	(16.0)%
Silver ounces	5,352	6,356	(15.8)%	23,997	25,999	(7.7)%
Palladium ounces	3,869	4,733	(18.3)%	15,485	20,908	(25.9)%
Cobalt pounds	128	381	(66.4)%	724	2,293	(68.4)%
Gold equivalent ounces [3]	148,323	184,551	(19.6)%	638,113	754,591	(15.4)%
Units sold
Gold ounces	68,996	79,622	(13.3)%	293,234	312,465	(6.2)%
Silver ounces	4,935	5,116	(3.5)%	21,570	22,860	(5.6)%
Palladium ounces	3,396	4,641	(26.8)%	15,076	19,344	(22.1)%
Cobalt pounds	187	228	(18.0)%	1,038	886	17.2%
Gold equivalent ounces [3]	142,190	157,439	(9.7)%	617,450	656,074	(5.9)%
Change in PBND and Inventory
Gold equivalent ounces [3]	(11,870)	11,252	23,122	(47,055)	33,628	80,683
Revenue	$236,051	$278,197	(15.1)%	$1,065,053	$1,201,665	(11.4)%
Net earnings	$166,125	$291,822	(43.1)%	$669,126	$754,885	(11.4)%
Per share	$0.367	$0.648	(43.4)%	$1.482	$1.677	(11.6)%
Adjusted net earnings [1]	$103,744	$132,232	(21.5)%	$504,912	$592,079	(14.7)%
Per share [1]	$0.229	$0.293	(21.8)%	$1.118	$1.315	(15.0)%
Operating cash flows	$172,028	$195,290	(11.9)%	$743,424	$845,145	(12.0)%
Per share [1]	$0.381	$0.433	(12.0)%	$1.646	$1.878	(12.4)%

All amounts in thousands except gold, palladium & gold equivalent ounces, and per share amounts.

Fourth Quarter Operating Asset Highlights

Salobo: In the fourth quarter of 2022, Salobo produced 37,900 ounces of attributable gold, a decrease of approximately 21% relative to the fourth quarter of 2021, primarily due to lower throughput and grades. According to Vale S.A.’s (“Vale”), plant availability was impacted due to additional planned and corrective maintenance performed in the fourth quarter.

Vale reports the Salobo III mine expansion project, which will increase the mill throughput by 50%, successfully commenced at the end of 2022. The project consists of two lines, the first of which started up in the fourth quarter of 2022 and the second expected to start in the first quarter of 2023.

Subsequent to the quarter, Wheaton and Vale agreed to amend the Salobo PMPA to adjust the expansion payment terms in order to provide increased flexibility for the ramp-up of the expansion while also maintaining an incentive for Vale to maximize grade on an annual basis. The expansion payment will now be phased, with Wheaton making an initial payment once actual throughput is expanded above 32 million tonnes per annum (“Mtpa”) and a second payment if actual throughput is expanded above 35 Mtpa, by January 1, 2031. The total cumulative payments will range from $283 million to $552 million, dependent at Vale’s timing for each of the production increases. In addition, Wheaton will be required to make annual payments of between $5.1 million to $8.5 million for a 10-year period following payment of the expansion payments if the Salobo mine maintains a high-grade mine plan.

Antamina: In the fourth quarter of 2022, Antamina produced 1.1 million ounces of attributable silver, a decrease of approximately 19% relative to the fourth quarter of 2021, primarily due to lower grades as per the mine plan.

Peñasquito: In the fourth quarter of 2022, Peñasquito produced 1.8 million ounces of attributable silver, a decrease of approximately 18% relative to the fourth quarter of 2021 with lower recovery and grades as per the mine plan.

Constancia: In the fourth quarter of 2022, Constancia produced 0.7 million ounces of attributable silver and 10,500 ounces of attributable gold, an increase of approximately 13% and 6%, respectively, relative to the fourth quarter of 2021, with the increase in silver being primarily due to higher grades and recovery while the increase in gold production being primarily due to the mining of higher-grade material. According to Hudbay Minerals Inc. (“Hudbay”), gold production was lower than expected in the fourth quarter as a result of short-term changes in the mine plan that prioritized the processing of lower grade stockpiles and shorter-haulage distance ore from the Constancia pit versus higher-grade ore from the Pampacancha pit. These changes were implemented by Hudbay to ration fuel during a period of nation-wide social unrest and road blockades following a change in Peru’s political leadership in early December 2022, and ensured the plant continued to operate uninterrupted.

Sudbury: In the fourth quarter of 2022, Vale’s Sudbury mines produced 6,300 ounces of attributable gold, an increase of approximately 45% relative to the fourth quarter of 2021, primarily due to higher throughput as fourth quarter 2021 production was impacted by the temporary closure of the Totten Mine after the shaft was damaged on September 26, 2021.

Stillwater: In the fourth quarter of 2022, the Stillwater mines produced 2,200 ounces of attributable gold and 3,900 ounces of attributable palladium, a decrease of approximately 18% for gold and 18% for palladium relative to the fourth quarter of 2021. As per Sibanye-Stillwater Limited (“Sibanye”), the ramp-up of production post the regional flood event in early June 2022 progressed well, with production rates normalising during Q4 2022. Sibanye continues to reposition the Stillwater operations for the current skills shortage and changing macro environment and expects further normalization of production rates in 2023.

San Dimas: In the fourth quarter of 2022, San Dimas produced 10,000 ounces of attributable gold, a decrease of approximately 27% relative to the fourth quarter of 2021, primarily due to the mining of lower grade material. According to First Majestic Silver Corp., silver and gold grades were impacted primarily due to the processing of lower grade development ores from the Perez vein and higher tonnages from underground areas with challenging ground conditions within the Jessica and Regina veins in the Noche Buena area.

Other Gold: In the fourth quarter of 2022, total Other Gold attributable production was 3,100 ounces, a decrease of approximately 63% relative to the fourth quarter of 2021, primarily due to the closure of the 777 mine in June 2022.

Other Silver: In the fourth quarter of 2022, total Other Silver attributable production was 1.8 million ounces, a decrease of approximately 19% relative to the fourth quarter of 2021, primarily due to the placement of Stratoni into care and maintenance, the closure of the 777 mine and the termination of the Keno Hill and Yauliyacu PMPAs.

Voisey’s Bay: In the fourth quarter of 2022, the Voisey’s Bay mine produced 128,000 pounds of attributable cobalt, a decrease of approximately 66% relative to the fourth quarter of 2021, primarily due to mining lower grade material during the ongoing transitional period between the depletion of the Ovoid open-pit mine and ramp-up to full production of the Voisey’s Bay underground project. Vale reports that physical completion of the Voisey’s Bay underground mine extension was 81% at the end of the fourth quarter. In the second quarter of 2021, Vale achieved the first ore production from the Reid Brook deposit, the first of two underground mines to be developed in the project. Eastern Deeps, the second deposit, has started to extract development ore from the deposit and is scheduled to start the main production ramp-up in the second half of 2023.

Detailed mine-by-mine production and sales figures can be found in the Appendix to this press release and in Wheaton’s consolidated MD&A in the ‘Results of Operations and Operational Review’ section.

Fourth Quarter Development Asset Highlights

Blackwater Project: Artemis Gold Inc. (“Artemis”) announced that it had executed an order for construction equipment required for major construction activities with the initial fleet expected to be delivered in early Q2 2023. In addition, plant site preparation is well advanced with the majority of the bulk earth works completed, and work on the construction camp is proceeding on schedule with 150 rooms and kitchen facilities on track to be ready for occupation by the end of February. Artemis also announced that it has closed the $385 million project loan facility to fund a significant component of the estimated construction costs of the Blackwater project. On March 9, 2023, Artemis announced the approval of its BC Mines Act Permit for the Blackwater project. The approval of the BC Mines Act Permit is the final step required to allow Artemis to commence major works construction activities at the Blackwater Mine in Q1 2023 with the expectation of an initial gold pour in the second half of 2024.

Copper World Complex: Hudbay reports that it has executed a new strategy at Copper World focused on project de-risking and a two-phase mine plan with the first phase located on private land claims. The pre-feasibility study for Phase I of Copper World is well-advanced with the main facility engineering completed and metallurgical test work being analyzed as part of the concentrate leaching trade off evaluations. The pre-feasibility study is expected to be released in the second quarter of 2023.

Goose Project: Subsequent to the quarter, Sabina Gold & Silver Corp. (“Sabina”) announced that it had entered into a definitive agreement (the “Agreement”) pursuant to which B2Gold Corp. has agreed to acquire all of the issued and outstanding shares of Sabina.

Marathon Project: Generation Mining Limited (“Gen Mining”) announced that the Marathon Project was approved by the joint Federal and Provincial Environmental Assessment process, and that they will now proceed to obtain the necessary permits for construction and operation.

Curipamba Project: Adventus Mining Corporation (“Adventus”) announced that the Government of Ecuador has signed the Investment Contract in support of the development of the El Domo deposit, which is part of the Curipamba Project.

Portfolio Optimization

Yauliyacu: On August 18, 2022, the Company announced that it had entered into an agreement with Glencore plc (“Glencore”) to terminate its silver stream on the Yauliyacu mine in Peru for a cash payment of $150 million, less the aggregate value of any deliveries to Wheaton, prior to closing, of silver produced subsequent to December 31, 2021. The transaction closed on December 6, 2022, and the Company received a cash payment of $132 million. The Yauliyacu PMPA was terminated on December 14, 2022.

Financial Review

Revenues

Revenue was $236 million in the fourth quarter of 2022 representing a 15% decrease from the fourth quarter of 2021 due primarily to a 10% decrease in the number of GEOs³ sold; and a 6% decrease in the average realized gold equivalent³ price.

Revenue was $1,065 million in the year ended December 31, 2022, representing an 11% decrease from 2021 due primarily to a 6% decrease in the number of gold equivalent³ ounces sold; and a 6% decrease in the average realized gold equivalent³ price.

Cash Costs and Margin

Average cash costs¹ in the fourth quarter of 2022 were $434 per GEO² as compared to $433 in the fourth quarter of 2021. This resulted in a cash operating margin¹ of $1,226 per GEO³ sold, a decrease of 8% as compared with the fourth quarter of 2021.

Average cash costs¹ in 2022 were $433 per GEO² as compared to $439 in 2021. This resulted in a cash operating margin¹ of $1,292 per GEO³ sold, a 7% decrease from the 2021.

Balance Sheet (at December 31, 2022)

•	Approximately $696 million of cash on hand.

•	During the fourth quarter of 2022, the Company made upfront cash payments totaling $44 million relative to PMPAs.

•

With the existing cash on hand coupled with the fully undrawn $2 billion revolving credit facility, the Company is well positioned to fund all outstanding commitments and known contingencies as well as providing flexibility to acquire additional accretive mineral stream interests.

Reserves and Resources (at December 31, 2022)

•

Proven and Probable Mineral Reserves attributable to Wheaton were 13.90 million ounces of gold compared with 14.04 million ounces as reported in Wheaton’s 2021 Annual Information Form (“AIF”), a decrease of 1%; 489.2 million ounces of silver compared with 564.6 million ounces, decrease of 13%; 0.60 million ounces palladium compared with 0.63 million ounces, a decrease of 3%; 0.17 million ounces of platinum, unchanged; and 33.2 million pounds of cobalt compared to 31.4 million pounds, an increase of 6%. On a GEO[3] basis, total Proven and Probable Mineral Reserves for all metals attributable to Wheaton were 21.27 million ounces, a decrease of 5% with 2% related to the terminations of the Yauliyacu and Keno Hill streams and the closure of the 777 mine.

•

Measured and Indicated Mineral Resources attributable to Wheaton were 5.47 million ounces of gold compared with 5.44 million ounces as reported in Wheaton’s 2021 AIF, an increase of 1%; 674.8 million ounces of silver compared with 767.8 million ounces, a decrease of 12%; 0.09 million ounces of palladium compared to 0.12 million ounces, a decrease of 28%; 0.097 million ounces of platinum, unchanged; and 1.5 million pounds of cobalt, unchanged. On a GEO[3] basis, total Measured and Indicated Mineral Resources for all metals attributable to Wheaton were 14.38 million ounces, a decrease of 8% with 6% related to the terminations of the Yauliyacu and Keno Hill streams.

•

Inferred Mineral Resources attributable to Wheaton were 4.69 million ounces of gold compared with 4.98 million ounces as reported in Wheaton’s 2021 AIF, a decrease of 6%; 327.9 million ounces of silver compared with 461.1 million ounces, a decrease of 29%, 0.35 million ounces of palladium, unchanged; 0.017 million ounces of platinum, unchanged; and 7.8 million pounds of cobalt compared to 6.8, an increase of 13%. On a GEO[3] basis, total Inferred Mineral Resources for all metals attributable to Wheaton were 9.37 million ounces, a decrease of 18% with 13% related to the terminations of the Yauliyacu and Keno Hill streams.

Estimated attributable reserves and resources contained in this press release are based on information available to the Company as of March 2, 2023, and therefore will not reflect updates, if any, after that date. Updated reserves and resources data incorporating year-end 2022 estimates will also be included in the Company’s 2022 Annual Information Form. Wheaton’s most current attributable reserves and resources, as of December 31, 2022, can be found on the Company’s website at www.wheatonpm.com.

Sustainability

Community Investment Program:

•

In 2022, Wheaton’s contribution to the Nature Trust of B.C. was directed towards the Shoal Creek Estuary in an effort to acquire, protect and enhance estuaries along the B.C. coastline. In the fourth quarter, the Fall Gala Presented by Wheaton raised over $1.5 million in support of The Nature Trust’s conservation programs.

•	In 2022, Wheaton made a $1 million commitment to the British Columbia Institute of Technology’s Inspire Campaign aimed at transforming the campus into a dynamic new learning environment.

•	In the fourth quarter, the Sports Celebrities Festival Presented by Wheaton Precious Metals raised over CA$550,000 in support of Special Olympics BC and the Canucks for Kids Fund.

About Wheaton Precious Metals Corp. and Outlook

Wheaton is the world’s premier precious metals streaming company with the highest-quality portfolio of long-life, low-cost assets. Its business model offers investors commodity price leverage and exploration upside but with a much lower risk profile than a traditional mining company. Wheaton delivers amongst the highest cash operating margins in the mining industry, allowing it to pay a competitive dividend and continue to grow through accretive acquisitions. As a result, Wheaton has consistently outperformed gold and silver, as well as other mining investments. Wheaton is committed to strong ESG practices and giving back to the communities where Wheaton and its mining partners operate. Wheaton creates sustainable value through streaming for all of its stakeholders.

Wheaton’s estimated attributable production in 2023 as well as the 5-year average and 10-year annual gold equivalent production is as follows:

Metal	2023 Forecast[2]	5-year Annual Average (2023-2027)[2,5]	10-year Annual Average (2023-2032)[2,5]
Gold Ounces	320,000 to 350,000
Silver Ounces (‘000s)	20,000 to 22,000
Other Metals (Palladium & Cobalt) (GEOs3)	22,000 to 25,000
Total Gold Equivalent Ounces[3]	600,000 to 660,000	810,000	850,000

In 2023, gold equivalent production is forecast to be slightly higher than 2022 as expected stronger attributable production from Salobo and Constancia is forecast to be offset by weaker production from Antamina and the termination of the silver stream on Yauliyacu. Attributable production is forecast to increase at Salobo as a result of uninterrupted operations as well as the start-up of the Salobo III mine expansion and at Constancia due to higher grades associated with the mining of the Pampacancha deposit. Attributable production is forecast to decrease a Antamina due to lower grades as per the mine plan.

Average forecast production over the next five years is expected to increase primarily due to anticipated continued production growth from Salobo, Stillwater, Constancia, Voisey’s Bay and Marmato as well as incremental production ounces from Blackwater, Toroparu, Marathon, Copper World Complex and Santo Domingo towards the latter end of the forecast period. Average forecast production over the next ten years includes additional incremental production from the Fenix project, Kutcho project and the Victor mine in Sudbury. Vale S.A. has indicated the potential for an additional expansion after the Salobo III expansion, but Wheaton does not currently include this in its forecast. Lastly, although Barrick Gold Corp. continues to advance a comprehensive review of the Pascua Lama project, Wheaton does not include any production from the project in its estimated average ten-year production guidance.

In accordance with Wheaton Precious Metals™ Corp.’s (“Wheaton Precious Metals”, “Wheaton” or the “Company”) MD&A and Financial Statements, reference to the Company and Wheaton includes the Company’s wholly owned subsidiaries.

Webcast and Conference Call Details

A conference call will be held on Friday, March 10, 2023, starting at 11:00 am (Eastern Time) to discuss these results. To participate in the live call please use one of the following methods:

To join the conference call without operator assistance, you may register and enter your phone number here to receive an instant automated call back.

Dial toll free from Canada or the US:	1-888 664-6383
Dial from outside Canada or the US:	1-416-764-8650
Pass code:	94667668
Live audio webcast:	Webcast Link

Participants should dial in five to ten minutes before the call.

The conference call will be recorded and available until March 17, 2023 at 11:59 pm ET. The webcast will be available for one year. You can listen to an archive of the call by one of the following methods:

Dial toll free from Canada or the US:	1-888 390-0541
Dial from outside Canada or the US:	1-416-764-8677
Pass code:	667668 #
Archived audio webcast:	Webcast Link

This earnings release should be read in conjunction with Wheaton Precious Metals’ MD&A and Financial Statements, which are available on the Company’s website at www.wheatonpm.com and have been posted on SEDAR at www.sedar.com.

Mr. Wes Carson, P.Eng., Vice President, Mining Operations, Neil Burns, P.Geo., Vice President, Technical Services for Wheaton Precious Metals and Ryan Ulansky, P.Eng., Vice President, Engineering, are a “qualified person” as such term is defined under National Instrument 43-101, and have reviewed and approved the technical information disclosed in this news release (specifically Mr. Carson has reviewed production figures, Mr. Burns has reviewed mineral resource estimates and Mr. Ulansky has reviewed the mineral reserve estimates).

Wheaton Precious Metals believes that there are no significant differences between its corporate governance practices and those required to be followed by United States domestic issuers under the NYSE listing standards. This confirmation is located on the Wheaton Precious Metals website at http://www.wheatonpm.com/Company/corporate-governance/default.aspx.

End Notes

[1]

Please refer to non-IFRS measures at the end of this press release. Dividends declared in the referenced calendar quarter, relative to the financial results of the prior quarter. Details of the dividend can be found in the Wheaton’s news release date March 9, 2023, titled “Wheaton Precious Metals Declares Quarterly Dividend.”

[2]

Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive mineral stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

[3]

Company reports & S and P Capital IQ est. of 2022 byproduct cost curves for gold, zinc/lead, copper, PGM, nickel & silver mines. GEOs relating to 2022 production, which are provided to assist the reader, are based on the following commodity price assumptions: gold $1,800/oz, silver $24/oz, palladium $2,100/oz and cobalt $33/lb. GEOs relating to 2023 outlook are based on the following commodity price assumptions: gold $1,850/oz, silver $24/oz, palladium $1,800/oz, platinum $1,100/oz and cobalt $18.75/lb.

[4]	Portfolio mine life based on recoverable reserves and resources as of Dec 31, 2022 and 2022 actual mill throughput and is weighted by individual reserve and resource category.
[5]

Five- and ten-year guidance do not include optionality production from Pascua Lama, Navidad, Cotabambas, Metates or additional expansions at Salobo outside of the project currently in construction. In addition, five-year guidance also does not include any production from Kutcho, or the Victor project at Sudbury.

Consolidated Statements of Earnings

	Years Ended December 31
(US dollars and shares in thousands, except per share amounts)	2022	2021
Sales	$1,065,053	$1,201,665
Cost of sales
Cost of sales, excluding depletion	$267,621	$287,947
Depletion	231,952	254,793
Total cost of sales	$499,573	$542,740
Gross margin	$565,480	$658,925
General and administrative expenses	35,831	35,119
Share based compensation	20,060	19,265
Donations and community investments	6,296	6,601
Impairment (impairment reversal) of mineral stream interests	(8,611)	(156,717)
Earnings from operations	$511,904	$754,657
Gain on disposal of mineral stream interest	(155,868)	—
Other (income) expense	(7,449)	(5,776)
Earnings before finance costs and income taxes	$675,221	$760,433
Finance costs	5,586	5,817
Earnings before income taxes	$669,635	$754,616
Income tax (expense) recovery	(509)	269
Net earnings	$669,126	$754,885
Basic earnings per share	$1.482	$1.677
Diluted earnings per share	$1.479	$1.673
Weighted average number of shares outstanding
Basic	451,570	450,138
Diluted	452,344	451,170

Consolidated Balance Sheets

	As at December 31	As at December 31
(US dollars in thousands)	2022	2021
Assets
Current assets
Cash and cash equivalents	$696,089	$226,045
Accounts receivable	10,187	11,577
Cobalt inventory	10,530	8,712
Other	3,287	3,390
Total current assets	$720,093	$249,724
Non-current assets
Mineral stream interests	$5,707,019	$5,905,797
Early deposit mineral stream interests	46,092	34,741
Mineral royalty interest	6,606	6,606
Long-term equity investments	256,095	61,477
Refundable deposit—777 PMPA	8,073	—
Convertible notes receivable	—	17,086
Property, plant and equipment	4,210	5,509
Other	11,718	15,211
Total non-current assets	$6,039,813	$6,046,427
Total assets	$6,759,906	$6,296,151
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$12,570	$13,939
Current taxes payable	2,763	132
Current portion of performance share units	14,566	14,807
Current portion of lease liabilities	818	813
Total current liabilities	$30,717	$29,691
Non-current liabilities
Performance share units	6,673	11,498
Lease liabilities	1,152	2,060
Deferred income taxes	165	100
Pension liability	3,524	2,685
Total non-current liabilities	$11,514	$16,343
Total liabilities	$42,231	$46,034
Shareholders’ equity
Issued capital	$3,752,662	$3,698,998
Reserves	66,547	47,036
Retained earnings	2,898,466	2,504,083
Total shareholders’ equity	$6,717,675	$6,250,117
Total liabilities and shareholders’ equity	$6,759,906	$6,296,151

Consolidated Statements of Cash Flows

	Years Ended December 31
(US dollars in thousands)	2022	2021
Operating activities
Net earnings	$669,126	$754,885
Adjustments for
Depreciation and depletion	233,539	256,685
Gain on disposal of mineral stream interest	(155,868)	—
Impairment (reversal of impairment) of mineral stream interests	(8,611)	(156,717)
Interest expense	91	352
Equity settled stock based compensation	5,846	5,262
Performance share units	(4,196)	(2,925)
Pension expense	1,033	1,014
Income tax expense (recovery)	509	(269)
Loss (gain) on fair value adjustment of share purchase warrants held	1,033	2,101
Fair value (gain) loss on convertible note receivable	1,380	(5,733)
Investment income recognized in net earnings	(6,774)	(462)
Other	(1,313)	(510)
Change in non-cash working capital	1,573	(8,072)
Cash generated from operations before income taxes and interest	$737,368	$845,611
Income taxes recovered (paid)	(171)	(279)
Interest paid	(93)	(429)
Interest received	6,320	242
Cash generated from operating activities	$743,424	$845,145
Financing activities
Bank debt repaid	$—	$(195,000)
Credit facility extension fees	(1,357)	(1,727)
Share purchase options exercised	10,368	7,953
Lease payments	(800)	(780)
Dividends paid	(237,097)	(218,052)
Cash (used for) generated from financing activities	$(228,886)	$(407,606)
Investing activities
Mineral stream interests	$(151,929)	$(520,891)
Early deposit mineral stream interests	(1,500)	(1,500)
Mineral royalty interest	—	(3,571)
Net proceeds on disposal of mineral stream interests	131,763	—
Acquisition of long-term investments	(22,768)	(7,453)
Proceeds on disposal of long-term investments	—	129,753
Dividends received	453	221
Other	(316)	(775)
Cash (used for) generated from investing activities	$(44,297)	$(404,216)
Effect of exchange rate changes on cash and cash equivalents	$(197)	$39
Increase in cash and cash equivalents	$470,044	$33,362
Cash and cash equivalents, beginning of year	226,045	192,683
Cash and cash equivalents, end of year	$696,089	$226,045

Summary of Units Produced

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Gold ounces produced ²
Salobo	37,939	44,212	34,129	44,883	48,235	55,205	55,590	46,622
Sudbury [3]	6,342	3,437	5,289	5,362	4,379	148	4,563	7,004
Constancia	10,496	7,196	8,042	6,311	9,857	8,533	5,525	2,453
San Dimas [4]	10,037	11,808	10,044	10,461	13,714	11,936	11,478	10,491
Stillwater [5]	2,185	1,833	2,171	2,497	2,664	2,949	2,962	3,041
Other
Minto	2,567	3,182	2,480	4,060	3,506	1,703	3,206	2,638
777 [6]	—	—	3,509	4,003	4,462	4,717	5,035	6,280
Marmato	533	542	778	477	479	433	1,713	—
Total Other	3,100	3,724	6,767	8,540	8,447	6,853	9,954	8,918
Total gold ounces produced	70,099	72,210	66,442	78,054	87,296	85,624	90,072	78,529
Silver ounces produced [2]
Peñasquito	1,761	2,017	2,089	2,219	2,145	2,180	2,026	2,202
Antamina	1,107	1,377	1,379	1,260	1,366	1,548	1,558	1,577
Constancia	655	564	584	506	578	521	468	406
Other
Los Filos [7]	23	23	23	42	37	17	26	31
Zinkgruvan	664	642	739	577	482	658	457	420
Yauliyacu [8]	261	463	756	637	382	372	629	737
Stratoni [9]	—	—	—	—	129	18	164	165
Minto	33	42	25	45	44	25	33	21
Neves-Corvo	369	323	345	344	522	362	408	345
Aljustrel	313	246	292	287	325	314	400	474
Cozamin	157	179	169	186	213	199	183	230
Marmato	9	7	8	11	7	10	39	—
Keno Hill [10]	—	—	48	20	30	44	55	27
777 [6]	—	—	80	91	96	81	83	130
Total Other	1,829	1,925	2,485	2,240	2,267	2,100	2,477	2,580
Total silver ounces produced	5,352	5,883	6,537	6,225	6,356	6,349	6,529	6,765
Palladium ounces produced ²
Stillwater [5]	3,869	3,229	3,899	4,488	4,733	5,105	5,301	5,769
Cobalt pounds produced ²
Voisey’s Bay	128	226	136	234	381	370	380	1,162 ¹¹
GEOs produced [12]	148,323	158,554	160,646	170,590	184,551	183,012	190,272	196,756
Average payable rate [2]
Gold	94.9%	95.0%	95.1%	95.2%	96.0%	96.0%	95.8%	95.0%
Silver	83.5%	85.5%	85.5%	86.1%	86.0%	86.6%	86.9%	86.6%
Palladium	91.7%	95.0%	94.6%	92.7%	92.2%	94.5%	95.0%	91.6%
Cobalt	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%	93.3%
GEO [12]	89.2%	90.2%	90.1%	90.5%	91.4%	91.3%	91.8%	90.7%

1)	All figures in thousands except gold and palladium ounces produced.
2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures and payable rates are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures and payable rates may be updated in future periods as additional information is received.

3)

Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests. Operations at the Sudbury mines were suspended from June 1, 2021 to August 9, 2021 as a result of a labour disruption by unionized employees.

4)

Under the terms of the San Dimas PMPA, the Company is entitled to an amount equal to 25% of the payable gold production plus an additional amount of gold equal to 25% of the payable silver production converted to gold at a fixed gold to silver exchange ratio of 70:1 from the San Dimas mine. If the average gold to silver price ratio decreases to less than 50:1 or increases to more than 90:1 for a period of 6 months or more, then the “70” shall be revised to “50” or “90”, as the case may be, until such time as the average gold to silver price ratio is between 50:1 to 90:1 for a period of 6 months or more in which event the “70” shall be reinstated. Effective April 1, 2020, the fixed gold to silver exchange ratio was revised to 90:1, with the 70:1 ratio being reinstated on October 15, 2020. For reference, attributable silver production from prior periods is as follows: Q4 2022—348,000 ounces; Q3 2022—412,000 ounces; Q2 2022—382,000 ounces; Q1 2022—408,000 ounces; Q4 2021—544,000 ounces; Q3 2021—472,000 ounces; Q2 2021—467,000 ounces; Q1 2021—429,000 ounces..

5)	Comprised of the Stillwater and East Boulder gold and palladium interests.
6)	On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.
7)	Operations at Los Filos were temporarily suspended from June 22, 2021 to July 26, 2021 as the result of illegal blockades by a group of unionized employees and members of the Xochipala community.
8)	On December 14, 2022 the Company terminated the Yauliyacu PMPA in exchange for a cash payment of $132 million.
9)	The Stratoni mine was placed into care and maintenance during Q4-2021.
10)	On September 7, 2022, the Company terminated the Keno Hill stream in exchange for $141 million of Hecla common shares received as consideration.
11)

Effective January 1, 2021, the Company was entitled to cobalt production from the Voisey’s Bay mine. As per the Voisey’s Bay PMPA with Vale, Wheaton is entitled to any cobalt processed at the Long Harbour Processing Plant as of January 1, 2021, resulting in reported production in the first quarter of 2021 including some material produced at the Voisey’s Bay mine in the previous quarter.

12)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

Summary of Units Sold

	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Gold ounces sold
Salobo	41,029	31,818	48,515	42,513	47,171	35,185	57,296	51,423
Sudbury [2]	4,988	5,147	7,916	3,712	965	1,915	6,945	3,691
Constancia	6,013	6,336	7,431	10,494	6,196	8,159	2,321	1,676
San Dimas	10,943	10,196	10,633	10,070	15,182	11,346	11,214	10,273
Stillwater [3]	1,783	2,127	2,626	2,628	2,933	2,820	2,574	3,074
Other
Minto	2,982	2,559	2,806	3,695	2,462	1,907	2,359	2,390
777	785	3,098	3,629	4,388	4,290	5,879	5,694	2,577
Marmato	473	719	781	401	423	438	1,687	—
Total Other	4,240	6,376	7,216	8,484	7,175	8,224	9,740	4,967
Total gold ounces sold	68,996	62,000	84,337	77,901	79,622	67,649	90,090	75,104
Silver ounces sold
Peñasquito	2,066	1,599	2,096	2,188	1,818	2,210	1,844	2,174
Antamina	1,114	1,155	1,177	1,468	1,297	1,502	1,499	1,930
Constancia	403	498	494	644	351	484	295	346
Other
Los Filos	16	24	41	42	17	12	42	27
Zinkgruvan	547	376	650	355	346	354	355	293
Yauliyacu	337	1,005	817	44	551	182	601	1,014
Stratoni	—	—	(2)	133	42	41	167	117
Minto	23	22	21	31	27	24	29	26
Neves-Corvo	80	105	167	204	259	193	215	239
Aljustrel	156	185	123	145	133	155	208	257
Cozamin	150	154	148	177	174	170	168	173
Marmato	7	8	11	8	8	10	35	—
Keno Hill	1	30	30	27	24	51	33	12
777	35	73	75	87	69	99	109	49
Total Other	1,352	1,982	2,081	1,253	1,650	1,291	1,962	2,207
Total silver ounces sold	4,935	5,234	5,848	5,553	5,116	5,487	5,600	6,657
Palladium ounces sold Stillwater [3]	3,396	4,227	3,378	4,075	4,641	5,703	3,869	5,131
Cobalt pounds sold Voisey’s Bay	187	115	225	511	228	131	395	132
GEOs sold [4]	142,190	138,824	170,371	166,065	157,439	149,862	176,502	172,271
Cumulative payable units PBND [5]
Gold ounces	63,601	65,978	59,331	81,365	84,989	80,819	66,238	70,072
Silver ounces	2,820	3,444	3,543	3,910	4,200	3,845	3,802	3,738
Palladium ounces	5,098	5,041	6,267	5,535	5,629	5,619	6,822	5,373
Cobalt pounds	257	402	280	550	596	637	777	820
GEO [4]	111,867	125,151	119,009	150,032	158,477	150,317	139,145	141,206
Inventory on hand Cobalt pounds	633	556	582	410	657	488	134	132

1)	All figures in thousands except gold and palladium ounces sold.
2)	Comprised of the Coleman, Copper Cliff, Garson, Creighton and Totten gold interests.
3)	Comprised of the Stillwater and East Boulder gold and palladium interests.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

5)

Payable gold, silver and palladium ounces as well as cobalt pounds produced but not yet delivered (“PBND”) are based on management estimates. These figures may be updated in future periods as additional information is received.

Results of Operations

The operating results of the Company’s reportable operating segments are summarized in the tables and commentary below.

Three Months Ended December 31, 2022
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]			Average Depletion ($‘s Per Unit)		Sales	Impairment (Charges) Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	37,939	41,029		$1,728		$416			$334	$70,878	$—	$40,110	$53,800	$2,383,262
Sudbury [5]	6,342	4,988		1,712		400			1,092	8,538	—	1,095	7,809	283,416
Constancia	10,496	6,013		1,728		416			271	10,388	—	6,255	7,885	95,583
San Dimas	10,037	10,943		1,728		624			260	18,903	—	9,231	12,071	155,865
Stillwater	2,185	1,783		1,728		309			429	3,080	—	1,765	2,530	215,852
Other [6]	3,100	4,240		1,713		894			59	7,264	(1,719)	1,505	4,697	494,143
	70,099	68,996		$1,725		$475			$357	$119,051	$(1,719)	$59,961	$88,792	$3,628,121
Silver
Peñasquito	1,761	2,066		$21.28		$4.36			$3.57	$43,949	$—	$27,577	$34,943	$293,674
Antamina	1,107	1,114		21.28		4.33			7.06	23,701	—	11,009	18,872	545,368
Constancia	655	403		21.28		6.14			6.35	8,572	—	3,538	6,098	192,947
Other [7]	1,829	1,352		22.15		6.19			5.03	29,953	51,443	66,228	20,283	453,096
	5,352	4,935		$21.52		$5.00			$4.98	$106,175	$51,443	$108,352	$80,196	$1,485,085
Palladium
Stillwater	3,869	3,396		$1,939		$357			$399	$6,586	$—	$4,018	$5,373	$226,812
Platinum
Marathon	—	—	$	n.a.	$	n.a.		$	n.a.	$—	$—	$—	$—	$9,428
Cobalt
Voisey’s Bay	128	187		$22.62		$16.52	[8]		$13.72	$4,239	$—	$(1,426)	$3,766	$357,573
Operating results										$236,051	$49,724	$170,905	$178,127	$5,707,019
Other
General and administrative												$(8,383)	$(6,399)
Share based compensation												(8,474)	—
Donations and community investments												(2,916)	(2,742)
Finance costs												(1,377)	(1,028)
Other												4,000	4,100
Income tax												12,370	(30)
Total other												$(4,780)	$(6,099)	$1,052,887
												$166,125	$172,028	$6,759,906

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	The gain on disposal of Other silver interests relates to the termination of the Yauliyacu PMPA, while the impairment of Other gold interests relates to the 777 PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)

Comprised of the operating Minto and Marmato gold interests as well as the non-operating 777, Copper World Complex (formerly referred to as Rosemont), Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)

Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont), Blackwater and Curipamba silver interests and the previously owned Yauliyacu and Keno Hill silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.

8)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory impairment charge of $1.6 million, resulting in an increase of $8.71 per pound. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended December 31, 2022 were as follows:

Three Months Ended December 31, 2022
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [4]	148,323	142,190	$1,660	$434	$1,226	$374	$852

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

Three Months Ended December 31, 2021
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) [3]	Average Depletion ($‘s Per Unit)	Sales	Impairment Reversal [4]	Net Earnings (Loss)	Cash Flow From Operations	Total Assets
Gold
Salobo	48,235	47,171	$1,799	$412	$374	$84,849	$—	$47,781	$63,659	$2,437,939
Sudbury [5]	4,379	965	1,795	400	1,024	1,732	—	357	1,346	307,169
Constancia	9,857	6,196	1,799	412	315	11,147	—	6,642	8,398	103,789
San Dimas	13,714	15,182	1,799	618	322	27,309	—	13,030	17,923	166,723
Stillwater	2,664	2,933	1,799	319	397	5,275	—	3,176	4,340	219,785
Other [6]	8,447	7,175	1,795	676	42	12,875	—	7,721	8,463	364,792
	87,296	79,622	$1,798	$472	$338	$143,187	$—	$78,707	$104,129	$3,600,197
Silver
Peñasquito	2,145	1,818	$23.28	$4.29	$3.55	$42,314	$—	$28,064	$34,515	$322,018
Antamina	1,366	1,297	23.33	4.73	7.53	30,250	—	14,351	25,091	580,052
Constancia	578	351	23.28	6.08	7.56	8,170	—	3,383	5,739	205,884
Other [7]	2,267	1,650	23.48	7.22	5.83	38,770	—	17,226	26,118	593,195
	6,356	5,116	$23.36	$5.47	$5.57	$119,504	$—	$63,024	$91,463	$1,701,149
Palladium
Stillwater	4,733	4,641	$1,918	$340	$442	$8,902	$—	$5,268	$7,323	$232,830
Cobalt
Voisey’s Bay	381	228	$28.94	$4.68	$8.17	$6,604	$156,717	$160,390	$2,443	$371,621
Operating results						$278,197	$156,717	$307,389	$205,358	$5,905,797
Other
General and administrative								$(8,547)	$(6,043)
Share based compensation								(5,519)	—
Donations and community investments								(2,889)	(3,067)
Finance costs								(1,508)	(1,026)
Other								3,581	296
Income tax								(685)	(228)
Total other								$(15,567)	$(10,068)	$390,354
								$291,822	$195,290	$6,296,151

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Relates to the Voisey’s Bay PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)

Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont) and Pascua-Lama silver interests and the previously owned Keno Hill and Yauliyacu silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.

On a gold equivalent and silver equivalent basis, results for the Company for the three months ended December 31, 2021 were as follows:

Three Months Ended December 31, 2021
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [4]	184,551	157,439	$1,767	$433	$1,334	$377	$957

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

Year Ended December 31, 2022
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)		Average Cash Cost ($‘s Per Unit) [3]			Average Depletion ($‘s Per Unit)		Sales	Impairment (Charges) Reversals / Gain on Disposal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	161,163	163,875		$1,807		$416			$334	$296,145	$—	$173,257	$227,933	$2,383,262
Sudbury [5]	20,430	21,763		1,802		400			1,091	39,211	—	6,752	30,789	283,416
Constancia	32,045	30,274		1,812		414			271	54,868	—	34,142	42,348	95,583
San Dimas	42,350	41,842		1,798		623			260	75,238	—	38,327	49,186	155,865
Stillwater	8,686	9,164		1,810		325			429	16,583	—	9,667	13,600	215,852
Other [6]	22,131	26,316		1,811		760			48	47,653	(1,719)	24,687	27,610	494,143
	286,805	293,234		$1,806		$472			$350	$529,698	$(1,719)	$286,832	$391,466	$3,628,121
Silver
Peñasquito	8,086	7,949		$21.97		$4.36			$3.57	$174,635	$—	$111,634	$139,978	$293,674
Antamina	5,123	4,914		21.94		4.40			7.06	107,794	—	51,488	85,824	545,368
Constancia	2,309	2,039		21.97		6.10			6.35	44,798	—	19,421	32,358	192,947
Other [7]	8,479	6,668		21.56		6.95			5.50	143,776	166,198	226,995	96,251	453,096
	23,997	21,570		$21.84		$5.33			$5.22	$471,003	$166,198	$409,538	$354,411	$1,485,085
Palladium
Stillwater	15,485	15,076		$2,133		$377			$399	$32,160	$—	$20,455	$26,472	$226,812
Platinum
Marathon	—	—	$	n.a.	$	n.a.		$	n.a.	$—	$—	$—	$—	$9,428
Cobalt
Voisey’s Bay	724	1,038		$31.00		$8.10	[8]		$10.26	$32,192	$—	$13,134	$28,449	$357,573
Operating results										$1,065,053	$164,479	$729,959	$800,798	$5,707,019
Other
General and administrative												$(35,831)	$(35,332)
Share based compensation												(20,060)	(18,161)
Donations and community investments												(6,296)	(5,718)
Finance costs												(5,586)	(4,135)
Other												7,449	6,143
Income tax												(509)	(171)
Total other												$(60,833)	$(57,374)	$1,052,887
												$669,126	$743,424	$6,759,906

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	The gain on disposal of Other silver interests relates to the termination of the Keno Hill and Yauliyacu PMPAs, while the impairment of Other gold interests relates to the 777 PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests and the non-operating Stobie and Victor gold interests.
6)

Comprised of the operating Minto and Marmato gold interests as well as the non-operating 777 and Copper World Complex (formerly referred to as Rosemont), Santo Domingo, Blackwater, Fenix, Goose, Marathon and Curipamba gold interests. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)

Comprised of the operating Los Filos, Zinkgruvan, Neves-Corvo, Aljustrel, Minto, Cozamin and Marmato silver interests, the non-operating 777, Loma de La Plata, Stratoni, Pascua-Lama, Copper World Complex (formerly referred to as Rosemont), Blackwater and Curipamba silver interests and the previously owned Keno Hill and Yauliyacu silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.

8)

Cash cost per pound of cobalt sold during the fourth quarter of 2022 includes an inventory impairment charge of $1.6 million, resulting in an increase of $1.60 per pound. The Company reflects the cobalt inventory at the lower of cost and net realizable value, and will continue to monitor the market price of cobalt relative to the carrying of the inventory at each reporting period.

On a gold equivalent and silver equivalent basis, results for the Company for the year ended December 31, 2022 were as follows:

Year Ended December 31, 2022
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [4]	638,113	617,450	$1,725	$433	$1,292	$376	$916

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

Year Ended December 31, 2021
	Units Produced²	Units Sold	Average Realized Price ($‘s Per Unit)	Average Cash Cost ($‘s Per Unit) [3]	Average Depletion ($‘s Per Unit)	Sales	Impairment Reversal [4]	Net Earnings	Cash Flow From Operations	Total Assets
Gold
Salobo	205,652	191,075	$1,797	$412	$374	$343,398	$—	$193,247	$264,652	$2,437,939
Sudbury [5]	16,094	13,516	1,811	400	1,024	24,475	—	5,221	19,068	307,169
Constancia	26,368	18,352	1,797	411	315	32,974	—	19,658	25,438	103,789
San Dimas	47,619	48,015	1,797	617	322	86,290	—	41,199	56,679	166,723
Stillwater	11,616	11,401	1,797	325	397	20,487	—	12,259	16,784	219,785
Other [6]	34,172	30,106	1,804	607	61	54,296	—	34,192	36,444	364,792
	341,521	312,465	$1,798	$459	$361	$561,920	$—	$305,776	$419,065	$3,600,197
Silver
Peñasquito	8,553	8,046	$25.07	$4.29	$3.55	$201,688	$—	$138,616	$167,169	$322,018
Antamina	6,049	6,228	25.17	5.04	7.53	156,735	—	78,458	125,688	580,052
Constancia	1,973	1,476	24.91	6.05	7.56	36,775	—	16,689	27,848	205,884
Other [7]	9,424	7,110	25.07	8.06	5.56	178,231	—	81,393	123,359	593,195
	25,999	22,860	$25.08	$5.78	$5.52	$573,429	$—	$315,156	$444,064	$1,701,149
Palladium
Stillwater	20,908	19,344	$2,369	$433	$442	$45,834	$—	$28,891	$37,450	$232,830
Cobalt
Voisey’s Bay	2,293	886	$23.11	$4.67	$8.17	$20,482	$156,717	$165,819	$3,687	$371,621
Operating results						$1,201,665	$156,717	$815,642	$904,266	$5,905,797
Other
General and administrative								$(35,119)	$(31,931)
Share based compensation								(19,265)	(16,926)
Donations and community investments								(6,601)	(6,323)
Finance costs								(5,817)	(4,271)
Other								5,776	609
Income tax								269	(279)
Total other								$(60,757)	$(59,121)	$390,354
								$754,885	$845,145	$6,296,151

1)

Units of gold, silver and palladium produced and sold are reported in ounces, while cobalt is reported in pounds. All figures in thousands except gold and palladium ounces produced and sold and per unit amounts.

2)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
4)	Relates to the Voisey’s Bay PMPA.
5)	Comprised of the operating Coleman, Copper Cliff, Garson, Creighton and Totten gold interests as well as the non-operating Stobie and Victor gold interests.
6)

Comprised of the operating Minto, 777 and Marmato gold interests as well as the non-operating Copper World Complex gold interest (formerly referred to as Rosemont). On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced.

7)

Comprised of the operating Los Filos, Zinkgruvan, Stratoni, Neves-Corvo, Aljustrel, Minto, 777, Marmato and Cozamin silver interests, the non-operating Loma de La Plata, Copper World Complex (formerly referred to as Rosemont) and Pascua-Lama silver interests and the previously owned Keno Hill and Yauliyacu silver interests. The Stratoni mine was placed into care and maintenance during Q4-2021. On June 22, 2022, Hudbay announced that mining activities at 777 have concluded and closure activities have commenced. On September 7, 2022, the Keno Hill stream was terminated in exchange for $141 million of Hecla common stock. On December 14, 2022 the Yauliyacu PMPA was terminated in exchange for a cash payment of $132 million.

On a gold equivalent and silver equivalent basis, results for the Company for the year ended December 31, 2021 were as follows:

Year Ended December 31, 2021
	Ounces Produced [1]	Ounces Sold	Average Realized Price ($‘s Per Ounce)	Average Cash Cost ($‘s Per Ounce) [2]	Cash Operating Margin ($‘s Per Ounce) [3]	Average Depletion ($‘s Per Ounce)	Gross Margin ($‘s Per Ounce)
Gold equivalent basis [4]	754,591	656,074	$1,832	$439	$1,393	$388	$1,005

1)

Quantity produced represent the amount of gold, silver, palladium and cobalt contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the mineral stream interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

2)	Refer to discussion on non-IFRS measure (iii) at the end of this press release.
3)	Refer to discussion on non-IFRS measure (iv) at the end of this press release.
4)

GEOs, which are provided to assist the reader, are based on the following commodity price assumptions: $1,800 per ounce gold; $24.00 per ounce silver; $2,100 per ounce palladium; and $33.00 per pound cobalt; consistent with those used in estimating the Company’s production guidance for 2022.

Non-IFRS Measures

Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis; and (iv) cash operating margin.

i.

Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of non-cash impairment charges (reversals) (if any), non-cash fair value (gains) losses and other one-time (income) expenses as well as the reversal of non-cash income tax expense (recovery) which is offset by income tax expense (recovery) recognized in the Statements of Shareholders’ Equity and OCI, respectively. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

The following table provides a reconciliation of adjusted net earnings and adjusted net earnings per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2022	2021	2022	2021
Net earnings	$166,125	$291,822	$669,126	$754,885
Add back (deduct):
Impairment charge (reversal)	1,719	(156,717)	(8,611)	(156,717)
Gain on disposal of Mineral Stream Interest	(51,443)	—	(155,868)	—
(Gain) loss on fair value adjustment of share purchase warrants held	(67)	(290)	1,033	2,101
(Gain) loss on fair value adjustment of convertible notes receivable	—	(1,597)	1,380	(5,733)
Income tax (expense) recovery recognized in the Statement of Shareholders’ Equity	—	974	4,143	1,811
Income tax (expense) recovery recognized in the Statement of OCI	(7,214)	(325)	(6,513)	(2,314)
Income tax expense (recovery) resulting from disposal of Mineral Stream Interest, net of above	(5,376)	—	2,404	—
Other	—	(1,635)	(2,182)	(1,954)
Adjusted net earnings	$103,744	$132,232	$504,912	$592,079
Divided by:
Basic weighted average number of shares outstanding	452,070	450,614	451,570	450,138
Diluted weighted average number of shares outstanding	452,778	451,570	452,344	451,170
Equals:
Adjusted earnings per share - basic	$0.229	$0.293	$1.118	$1.315
Adjusted earnings per share - diluted	$0.229	$0.293	$1.116	$1.312

ii.

Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for per share amounts)	2022	2021	2022	2021
Cash generated by operating activities	$172,028	$195,290	$743,424	$845,145
Divided by:
Basic weighted average number of shares outstanding	452,070	450,614	451,570	450,138
Diluted weighted average number of shares outstanding	452,778	451,570	452,344	451,170
Equals:
Operating cash flow per share - basic	$0.381	$0.433	$1.646	$1.878
Operating cash flow per share - diluted	$0.380	$0.432	$1.643	$1.873

iii.

Average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis is calculated by dividing the total cost of sales, less depletion, by the ounces or pounds sold. In the precious metal mining industry, this is a common performance measure but does not have any standardized meaning prescribed by IFRS. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a calculation of average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021	2022	2021
Cost of sales	$114,870	$127,525	$499,573	$542,740
Less: depletion	(53,139)	(59,335)	(231,952)	(254,793)
Cash cost of sales	$61,731	$68,190	$267,621	$287,947
Cash cost of sales is comprised of:
Total cash cost of gold sold	$32,749	$37,550	$138,468	$143,272
Total cash cost of silver sold	24,674	27,993	115,058	132,151
Total cash cost of palladium sold	1,213	1,580	5,687	8,384
Total cash cost of cobalt sold	3,095	1,067	8,408	4,140
Total cash cost of sales	$61,731	$68,190	$267,621	$287,947
Divided by:
Total gold ounces sold	68,996	79,622	293,234	312,465
Total silver ounces sold	4,935	5,116	21,570	22,860
Total palladium ounces sold	3,396	4,641	15,076	19,344
Total cobalt pounds sold	187	228	1,038	886
Equals:
Average cash cost of gold (per ounce)	$475	$472	$472	$459
Average cash cost of silver (per ounce)	$5.00	$5.47	$5.33	$5.78
Average cash cost of palladium (per ounce)	$357	$340	$377	$433
Average cash cost of cobalt (per pound)	$16.52	$4.68	$8.10	$4.67

iv.

Cash operating margin is calculated by subtracting the average cash cost of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis from the average realized selling price of gold, silver and palladium on a per ounce basis and cobalt on a per pound basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metal mining industry who present results on a similar basis as well as to evaluate the Company’s ability to generate cash flow.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended December 31		Years Ended December 31
(in thousands, except for gold and palladium ounces sold and per unit amounts)	2022	2021	2022	2021
Total sales:
Gold	$119,051	$143,187	$529,698	$561,920
Silver	$106,175	$119,504	$471,003	$573,429
Palladium	$6,586	$8,902	$32,160	$45,834
Cobalt	$4,239	$6,604	$32,192	$20,482
Divided by:
Total gold ounces sold	68,996	79,622	293,234	312,465
Total silver ounces sold	4,935	5,116	21,570	22,860
Total palladium ounces sold	3,396	4,641	15,076	19,344
Total cobalt pounds sold	187	228	1,038	886
Equals:
Average realized price of gold (per ounce)	$1,725	$1,798	$1,806	$1,798
Average realized price of silver (per ounce)	$21.52	$23.36	$21.84	$25.08
Average realized price of palladium (per ounce)	$1,939	$1,918	$2,133	$2,369
Average realized price of cobalt (per pound)	$22.62	$28.94	$31.00	$23.11
Less:
Average cash cost of gold [1] (per ounce)	$(475)	$(472)	$(472)	$(459)
Average cash cost of silver [1] (per ounce)	$(5.00)	$(5.47)	$(5.33)	$(5.78)
Average cash cost of palladium [1] (per ounce)	$(357)	$(340)	$(377)	$(433)
Average cash cost of cobalt [1] (per pound)	$(16.52)	$(4.68)	$(8.10)	$(4.67)
Equals:
Cash operating margin per gold ounce sold	$1,250	$1,326	$1,334	$1,339
As a percentage of realized price of gold	72%	74%	74%	74%
Cash operating margin per silver ounce sold	$16.52	$17.89	$16.51	$19.30
As a percentage of realized price of silver	77%	77%	76%	77%
Cash operating margin per palladium ounce sold	$1,582	$1,578	$1,756	$1,936
As a percentage of realized price of palladium	82%	82%	82%	82%
Cash operating margin per cobalt pound sold	$6.10	$24.26	$22.90	$18.44
As a percentage of realized price of cobalt	27%	84%	74%	80%

1)	Please refer to non-IFRS measure (iii), above.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For more detailed information, please refer to Wheaton’s MD&A available on the Company’s website at www.wheatonpm.com and posted on SEDAR at www.sedar.com.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation concerning the business, operations and financial performance of Wheaton and, in some instances, the business, mining operations and performance of Wheaton’s PMPA counterparties. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect to the future price of commodities, the estimation of future production from Mining Operations (including in the estimation of production, mill throughput, grades, recoveries and exploration potential), the estimation of mineral reserves and mineral resources (including the estimation of reserve conversion rates) and the realization of such estimations, the commencement, timing and achievement of construction, expansion or improvement projects by Wheaton’s PMPA counterparties at mineral stream interests owned by Wheaton (the “Mining Operations”), the payment of upfront cash consideration to counterparties under PMPAs, the satisfaction of each party’s obligations in accordance with PMPAs and royalty arrangements and the receipt by the Company of precious metals and cobalt production in respect of the applicable Mining Operations under PMPAs or other payments under royalty arrangements, the ability of Wheaton’s PMPA counterparties to comply with the terms of a PMPA (including as a result of the business, mining operations and performance of Wheaton’s PMPA counterparties) and the potential impacts of such on Wheaton, future payments by the Company in accordance with PMPAs, the costs of future production, the estimation of produced but not yet delivered ounces, the impact of epidemics (including the COVID-19 virus pandemic), including the potential heightening of other risks, future sales of common shares under the ATM program, continued listing of the Company’s common shares, any statements as to future dividends, the ability to fund outstanding commitments and the ability to continue to acquire accretive PMPAs, including any acceleration of payments, projected increases to Wheaton’s production and cash flow profile, projected changes to Wheaton’s production mix, the ability of Wheaton’s PMPA counterparties to comply with the terms of any other obligations under agreements with the Company, the ability to sell precious metals and cobalt production, confidence in the Company’s business structure, the Company’s assessment of taxes payable and the impact of the CRA Settlement for years subsequent to 2010, possible domestic audits for taxation years subsequent to 2016 and international audits, the Company’s assessment of the impact of any tax reassessments, the Company’s intention to file future tax returns in a manner consistent with the CRA Settlement, the Company’s climate change and environmental commitments, and assessments of the impact and resolution of various legal and tax matters, including but not limited to audits. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to risks relating to the satisfaction of each party’s obligations in accordance with the terms of the Company’s PMPAs or royalty arrangements, risks associated with fluctuations in the price of commodities (including Wheaton’s ability to sell its precious metals or cobalt production at acceptable prices or at all), risks related to the Mining Operations (including fluctuations in the price of the primary or other commodities mined at such operations, regulatory, political and other risks of the jurisdictions in which the Mining Operations are located, actual results of mining, risks associated with the exploration, development, operating, expansion and improvement of the Mining Operations, environmental and economic risks of the Mining Operations, and changes in project parameters as plans continue to be refined), the absence of control over the Mining Operations and having to rely on the accuracy of the public disclosure and other information Wheaton receives from the Mining Operations, uncertainty in the estimation of production from Mining Operations, uncertainty in the accuracy of mineral reserve and mineral resource estimation, risks of significant impacts on Wheaton or the Mining Operations as a result of an epidemic (including the COVID-19 virus pandemic), the ability of each party to satisfy their obligations in accordance with the terms of the PMPAs, the estimation of future production from Mining Operations, Wheaton’s interpretation of, compliance with or application of, tax laws and regulations or accounting policies and rules being found to be incorrect, any challenge or reassessment by the CRA of the Company’s tax filings being successful and the potential negative impact to the Company’s previous and future tax filings, assessing the impact of the CRA Settlement (including whether there will be any material change in the Company’s facts or change in law or jurisprudence), potential implementation of a 15% global minimum tax, counterparty credit and liquidity, mine operator concentration, indebtedness and guarantees, hedging, competition, claims and legal proceedings against Wheaton or the Mining Operations, security over underlying assets, governmental regulations, international operations of Wheaton and the Mining Operations, exploration, development, operations, expansions and improvements at the Mining Operations, environmental regulations, climate change, Wheaton and the Mining Operations ability to obtain and maintain necessary licenses, permits, approvals and rulings, Wheaton and the Mining Operations ability to comply with applicable laws, regulations and permitting requirements, lack of suitable supplies, infrastructure and employees to support the Mining Operations, inability to replace and expand mineral reserves, including anticipated timing of the commencement of production by certain Mining Operations (including increases in production, estimated grades and recoveries), uncertainties of title and indigenous rights with respect to the Mining Operations, environmental, social and governance matters, Wheaton and the Mining Operations ability to obtain adequate financing, the Mining Operations ability to complete permitting, construction, development and expansion, global financial conditions, Wheaton’s acquisition strategy and other risks discussed in the section entitled “Description of the Business – Risk Factors” in Wheaton’s Annual Information Form available on SEDAR at www.sedar.com, Wheaton’s Form 40-F for the year ended December 31, 2021 and Form 6-K filed March 31, 2022 both on file with the U.S. Securities and Exchange Commission on EDGAR (the “Disclosure”). Forward-looking statements are based on assumptions management currently believes to be reasonable, including (without limitation): that there will be no material adverse change in the market price of commodities, that the Mining Operations will continue to operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, that the mineral reserves and mineral resource estimates from Mining Operations (including reserve conversion rates) are accurate, that each party will satisfy their obligations in accordance with the PMPAs, that Wheaton will continue to be able to fund or obtain funding for outstanding commitments, that Wheaton will be able to source and obtain accretive PMPAs, that neither Wheaton nor the Mining Operations will suffer significant impacts as a result of an epidemic (including the COVID-19 virus pandemic), that any outbreak or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally, without such response requiring any prolonged closure of the Mining Operations or having other material adverse effects on the Company and counterparties to its PMPAs, that the trading of the Company’s common shares will not be adversely affected by the differences in liquidity, settlement and clearing systems as a result of multiple listings of the Common Shares on the LSE, the TSX and the NYSE, that the trading of the Company’s common shares will not be suspended, and that the net proceeds of sales of common shares, if any, will be used as anticipated, that expectations regarding the resolution of legal and tax matters will be achieved (including ongoing CRA audits involving the Company), that Wheaton has properly considered the interpretation and application of Canadian tax law to its structure and operations, that Wheaton has filed its tax returns and paid applicable taxes in compliance with Canadian tax law, that Wheaton’s application of the CRA Settlement is accurate (including the Company’s assessment that there will be no material change in the Company’s facts or change in law or jurisprudence), and such other assumptions and factors as set out in the Disclosure. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Wheaton. Readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein are for the purpose of providing readers with information to assist them in understanding Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made, reflects Wheaton’s management’s current beliefs based on current information and will not be updated except in accordance with applicable securities laws. Although Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended.

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Wheaton more generally, readers should refer to Wheaton’s Annual Information Form for the year ended December 31, 2022, which will be filed on or about March 31, 2023 and other continuous disclosure documents filed by Wheaton since January 1, 2023, available on SEDAR at www.sedar.com. Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. The SEC has adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 will be rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation S-K. Following the transition period, as a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101. As a result of the adoption of the SEC Modernization Rules, the SEC will recognize estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding definitions under the CIM Definition Standards that are required under NI 43-101. However, while the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM

Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules. Accordingly, information contained herein that describes Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Wheaton’s Form 40-F, a copy of which may be obtained from Wheaton or from https://www.sec.gov/edgar.shtml.

For further information, please contact:

Patrick Drouin or Emma Murray

Wheaton Precious Metals Corp.

Tel: 1-844-288-9878

Email: info@wheatonpm.com

Website: www.wheatonpm.com